Filed by Partners Trust Financial Group, Inc.
(Commission File No. 1-31277)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BSB Bancorp, Inc.
(Commission File No. 0-17177)

The following is the transcript from an investor presentation that took place on December 24, 2003 in connection with the proposed acquisition by Partners Trust Financial Group, Inc. of BSB Bancorp, Inc. The slides referred to in the transcript were previously filed on December 24, 2003 by Partners Trust Financial Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

The proposed transactions will be submitted to stockholders of Partners Trust and BSB for their consideration. Partners Trust and BSB will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Partners Trust and BSB, at the SEC’s Internet site (http://www.sec.gov).

Copies of the joint proxy statement/prospectus can be obtained, when available and without charge, by directing a request to Partners Trust Financial Group, Investor Relations, 233 Genesee Street, Utica, New York, (315) 738-4739 or to BSB Bancorp, Inc., Shareholder Relations Department, 58-68 Exchange Street, Binghamton, New York, (607) 779-2406.

Partners Trust and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Partners Trust in connection with the Acquisition. Information about the directors and executive officers of Partners Trust and their ownership of Partners Trust common stock is set forth in the proxy statement, dated March 21, 2003, for Partners Trust’s annual meeting of stockholders held on April 23, 2003, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

BSB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BSB in connection with the Acquisition. Information about the directors and executive officers of BSB and their ownership of BSB common stock is set forth in the proxy statement, dated March 28, 2003, for BSB’s annual meeting of stockholders held on April 28, 2003, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE OFFERING WILL BE MADE ONLY BY MEANS OF A PROSPECTUS IN ACCORDANCE WITH FEDERAL LAW AND APPLICABLE STATE SECURITIES LAWS; THIS TRANSCRIPT SHALL NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES.

Partners Trust Financial
Moderator: Steve Mahler
December 24, 2003
10:30 a.m. EST

JOHN ZAWADZKI, PRESIDENT, CEO, PARTNERS TRUST FINANCIAL: Good morning, everyone. My name is John Zawadzki and I serve as President and CEO of Partners Trust. And first, I want to wish everyone on the phone a happy holiday and say good morning. We’re delighted to be hosting this conference call to announce the second step conversion of Partners Trust and our acquisition of BSB Bancorp.

In so doing, we now create one of the largest banks to be headquartered in central New York with assets of approximately $3-and-a-half billion. And our combined bank will have a 36 branch franchise with the leading market share in the Binghamton area and in the Utica/Herkimer market as well. And certainly the potential for significant growth in Syracuse area, which will definitely be the focal point of our combined organization.

Now joining me on the call this morning is Steve Covert. Steve is our Executive Vice President and Chief Financial Officer. He will be available during the question-and-answer period. And I understand Howard Sharp is also on the call who is President and CEO of BSB Bancorp. And following my presentation of this transaction, I’ll ask Howard to comment as well from his perspective.

But before I go on let me first ask that Steven Mahler who’s head of our investor relations read our forward-looking statement. Steven.

STEVEN MAHLER, HEAD OF INVESTOR RELATIONS: Thank you, John. This presentation contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the belief of management, as well as the assumptions made using information currently available to management. Since these statements reflect the views of management concerning future events this statements involve risks, uncertainties and assumptions. These risks and uncertainties include among others the impact of changes in market interest rates and general economic conditions. Changes in government regulations. Changes in accounting principles. And the quality or composition of the loan and investment portfolio.

Therefore, actual future results may differ significantly from the results discussed in the forward-looking statements due to a number of factors which include but are not limited to factors discussed in the documents filed by the company with the Securities and Exchange Commission from time to time.

JOHN ZAWADZKI: Thank you, Steve. In order to complete this transaction, Partners Trust will first undertake a second step conversion. And then immediately upon completion of the conversion Partners will acquire BSB Bancorp. And our agreement with BSB will provide their shareholders with a fixed price of $36 per share, and with the options to elect cash or in exchange of newly issued common stock with Partners Trust, it will be offered at the same price as our conversion stock. So the aggregate transaction value is approximately $347 million.

Now we anticipate the closing on both the conversion and the transaction will take place around mid year 2004. And obviously the conversion will require several approvals including the majority vote of the depositors of Partners Trust. A two-third majority vote of Partners shareholders. And a majority vote of Partners minority shareholders. And in addition to standard regulatory approvals. The merger will also require separate approvals by a majority of both BSB and Partners Trust shareholders. There are termination fees which will apply in this transaction. And to assure continuity for the combined organization, three BSB directors will join the board of Partners Trust. And one of those directors is William Craine. Bill is currently the Chairman of BSB. And he will become Chairman of Partners Trust. A due diligence by both organizations has been completed successfully. And I’ll comment more on that later in this presentation.

Now on our next slide, we do show you the transaction multiples, which in summary are 21.6 times trailing BSB earnings per share. Seventeen point eight times estimated BSB 2004 earnings per share. Two hundred forty-one percent of tangible book value. And a core deposit premium of approximately 16 percent.

Now for those of you who may not know us very well, let me give you a brief profile of Partners Trust. Partners Trust is the holding company for SBU Bank, which was formerly known as the Savings Bank of Utica. And our history does go back to 1839. I joined the organization as President and CEO in August of 2000, with a goal in mind that was supported by our board to transform what was then a mutual thrift in to a reinvigorated community bank. And today, we are approximately 30 percent larger than we were three years ago with assets of 1.3 billion.

My background included 30 years of commercial banking experience, and all of that was in Upstate New York. And I was working for larger, publicly traded regional banks. Shortly after I arrived here, we did add several other key players to our management team, people who also had commercial banking experience. And together, we really set a new strategic course for this company. We were very confident that we could position this bank for future growth. And to do that, we converted to public ownership in April of 2002, in the form of a mutual holding company. And I think I’d be remiss if I didn’t characterize the 20 months since that IPO in our efforts to deploy the capital we raised effectively as doing exactly what we said we would do, only quicker.

We did pay a dividend right out of the box as a public company. We’ve increased it twice since. And then within eight months of our IPO we announced and closed on the acquisition of Herkimer County Trust. Herkimer was a $325 million commercial bank. And this was an in market transaction. We integrated that bank over a two day weekend. And we did recognize all of the cost saves that we projected which were nearly 35 percent. And as a result, the transaction was highly accretive to our 2003 earnings. And we are on track this year for reporting our third consecutive year of record earnings under the Bank’s new management team.

So we believe we’ve demonstrated our transition to a public company has been successful. We’ve grown our asset size. We’ve nearly tripled the earnings of the Bank over three years. And our financial returns, particularly for a recently converted company, I think, have been impressive with an ROE of 8.3 percent, and ROA of 111 basis points through 9-30 of this year.

We’ve also made significant progress addressing the asset quality issues that we inherited. And I am very confident that that progress will continue. Asset quality management has been one of our highest priorities. And I think our ratios are now well in line within that of our peer group.

Now a little bit about BSB Bancorp. BSB is a $2.2 billion commercial bank. It’s headquartered in Binghamton. And it operates a 20 branch franchise. It is, by far, the largest bank in Binghamton. But what’s equally impressive is the Bank’s strong and growing presence in Onondaga County which includes the city of Syracuse. In fact, nine of it’s 20 branches are in the Syracuse market giving BSB a five percent market share in Onondaga County. Now when you combine the BSB distribution network, with the fact that Partners Trust has been the number three originator of residential mortgages in Onondaga County we really see Syracuse as a terrific growth opportunity for the combined franchise. And Syracuse, as I mentioned, will be the focal point for our future core business growth.

And Syracuse is also a market that I know well personally. In fact, I spent half of my career working for different banks in that market. I was Fleet regional president in Syracuse for six years. Another new member of our management team, our Chief Credit Officer, also ran HSBC’s commercial portfolio in

Syracuse before joining us. So we really look forward to building a strong business there in combination with the BSB team that’s already in place.

Now I’m sure many of you on the call are familiar with the well publicized asset quality issues experienced at BSB in years past, and I want to assure you that we are as well. About three years ago, a new CEO took the reigns at BSB specifically to address asset quality. And with the strengthened management team that he recruited, Howard Sharp has really made significant progress during his tenure in reducing those problems, and strengthening that bank’s balance sheet.

Now I’ve known Howard for many years. And actually believed when he took that job, that he was exactly what BSB needed. And in addition to the improvement that he’s made over three years, you may recall that just last month, BSB announced the sale of 36.7 million of under performing loans, which went a long-way towards bringing the bank’s asset quality ratios more closely aligned with that of it’s peers.

Now our next slide reflects the results of asset quality initiatives at BSB particularly after the fourth quarter loan sale. You can see that NPL’s, to total loans have significantly improved to 79 basis points. And coverage ratios appear quite sufficient with the allowance covering total loans by over three percent, and NPL’s by four times.

Now that being said, we at Partners Trust spent considerable time completing due diligence on BSB’s loan portfolio. Our diligence team reviewed over 70 percent of the outstandings in the portfolio, covering virtually all criticized and classified assets, as well as past due loans down to a level of $1 million. And we also reviewed selected credits below that level.

So as a result, we believe we know what we’re buying. And we certainly will be focused on the additional clean up that needs to be accomplished over the next several months. But we’re comfortable that we understand BSB’s allowance methodology. And our plan is to allow the additional workout resources we have at Partners Trust to work side-by-side with a special assets team created by Howard at BSB. We do know there’s additional work to be done. But we’re very confident that we can effectively manage the remaining credit risk in this portfolio.

And then, when you put those credit issues aside, we see in BSB a powerful and an extremely complimentary franchise to ours that will ultimately benefit both banks’ customers and shareholders in ways that we simply could not achieve separately.

So our rationale for this combination can be summarized as follows. First, the transaction is significantly accretive to our EPS. And it presents an immediate and effective deployment of our second step capital. The combination of our complimentary banks creates one of the largest franchises in the center of New York State. And where these two organizations come together is Syracuse. It’s a much larger metropolitan area than either Binghamton or Utica. And offers the combined organization great opportunities for core business growth. In Syracuse, our new bank will have good distribution with 10 offices, a large residential mortgage portfolio and lending personnel already in place at both banks, who both the know the market and how to develop business.

This combination also gives the new bank bigger size, and a number of complimentary business lines. And with that size, obviously comes the ability to manage those businesses more efficiently. And certainly, because we’re in the center of New York State, we will have numerous opportunities for additional franchise expansion in different directions that we’ll pursue in due time. But I do want to make it clear that our focus in 2004 will be on the successful integration of these two banks. And until that’s accomplished, we will have very little appetite for additional acquisitions.

Our next slide shows you a map of the combined organization. It reflects our penetration now in the center of the state. And we really wind up providing many customers who regularly commute to work between these cities with greatly expanded convenience. And our combined franchise is very well linked by the major transportation corridors of the New York State Thruway, Route 81, and Route 12.

From an existing market share perspective, our next slide will show the combined organization having a commanding presence in Binghamton with a 49 percent market share. And the same is true for the Utica and Herkimer areas, where Partners Trust today holds a number one market share position.

Syracuse is known to be a very competitive banking market. And there are truly limited points of entry for a new bank. We at Partners have been considering a de novo branching strategy in Syracuse to complement our mortgage business. But we also recognize that that’s a very costly and a very long-term strategy.

So instead, the combined bank provides us with a five percent deposit market share and a number three position in mortgage originations off the bat. And together, we obviously touch a lot of households in Onondaga County. And those cross sell opportunities will be very important to our core business growth.

We’ll also grow at the expense of certain larger regional banks in Syracuse who will make more and more decisions from places far away. And I think are truly losing touch with their customers. And with our combined capacity and response of local decision making, I think we’ll be very tough competition for those larger banks.

Now as I explained earlier, to accomplish this combination, Partners Trust must first complete a second step conversion. Now this means we will provide an exchange offer for our publicly held minority shares, and have a subscription and community offering of newly issued shares of Partners Trust. And as many of you know, the range of exchange ratios, and the number of new shares offered, will be determined by an independent appraisal of Partners Trust which will be completed just prior to the subscription offering. So I do not have those numbers to share with you today.

Let me wrap up by showing you the combined institution. First, our assumptions in modeling this transaction, we think were very conservative. We projected cost saves of only 11-and-a-half percent or $6 million in the first full year. There’s just not a lot of overlap between the two organizations. And both banks do enjoy low efficiency ratios. But we’re quite confident these cost saves can be achieved, and we certainly hope to do even better.

We projected $23 million in after tax and one time charges, which includes the likes of severance benefits, converting systems, and certainly a variety of other expenses, which we believe will be adequate. In this model, importantly, we have not put any revenue enhancements, though our enhanced business lines, and I think our cross sell abilities are likely to produce better results. And despite this conservative approach in modeling, the combination is still accretive to our earnings, which we feel is a very significant, positive factor.

Now on a combined basis, we start with assets of $3-and-a-half billion. And total deposits of $2.3 billion. And from an asset quality perspective, you’ll see we have a combined allowance of $55 million providing us with loan coverage of nearly two-and-a-half percent. In our non performing loans, the total loans ratio will be 70 basis points. And we are quite confident we can improve on that number going forward.

The loan portfolios are very compatible. When you blend Partners concentration in residential mortgages with the commercial positioning in the BSB portfolio you produce a very good commercial bank like mix. And the combined portfolio will have 44 percent of its outstandings in residential mortgages, 22 percent in consumer loans, and 34 percent in commercial loan activities.

And the same really is true for deposit composition. You’ll see on the slide that core deposits represent over 60 percent of the combined organization.

So in summary, we are very enthusiastic about this combination and positioning that it now provides for Partners Trust going forward. It is the transaction that is quite consistent with the vision that we’ve been communicating to our shareholders, regarding our future, and our growth potential. And as I said earlier, we believe we’re following the model that many institutions have experienced success with before. And it’s a model, that we think works extremely well for us.

The Partners Trust organization has been successfully transitioning to a community bank model. And we have a track record of effectively deploying our capital. We have completed one accretive commercial bank acquisition to date. And now our combination with BSB Bancorp will significantly enhance our earnings potential going forward. And these two organizations are very compatible. And we will use the combined people talents within both organizations to produce as seamless an integration as possible. And no doubt better financial results than either of us could have achieved independently.

This combination also allow us to immediately deploy the capital that we’ll raise in our second step conversion. And our combined franchise will be one of the few that’s truly positioned for future growth in New York State. So I thank you for listening. And at this time, if Howard Sharp is on the phone, I would ask Howard to comment. Howard.

HOWARD SHARP, PRESIDENT, CEO, BSB BANCORP: Yes, John.

JOHN ZAWADZKI: We can hear you.

HOWARD SHARP: OK. Thank you. OK. Good. You did an excellent job of summarizing what I also agree are the benefits of the combination of these two companies.

JOHN ZAWADZKI: At this time, I’d like to remind everyone this is an open call. And we all can hear your conversations. So at this time, if we could allow Howard to make his comments, and then we’ll open the floor for questions one at a time. Howard, back to you.

HOWARD SHARP: Thank you very much. If I can get through the clutter here, I’ll just try to be brief. I think, kind of in summary, it takes two things to make a successful banking company today, maybe always. But it takes management. It takes capital. Certainly in this transaction, the capital is not an issue.

With the two organizations being combined we have an outstanding management team, I think, with experience in these markets, very capable, I think of integrating this transaction. And I think that we can look at it being a very effective, perhaps even dominant force in banking in central New York.

JOHN ZAWADZKI: Thank you, Howard very much.

STEVEN MAHLER: At this time, I would like to open it up for questions. And again, remind everyone this is an open forum, so we’re going to entertain these one at a time. And I would also like to ask you, to please when you’re asking a question to provide your name and affiliation. Do I have a first question?

LAURIE HUNSICKER, FRIEDMAN, BILLINGS, RAMSEY: Yes, hi. Hello.

STEPHEN MAHLER: Yes, we hear you.

LAURIE HUNSICKER: Yes, hi. Laurie Hunsicker            Friedman, Billings, Ramsey. How are you?

JOHN ZAWADZKI: Good Lori. Thanks for calling.

LAURIE HUNSICKER: Good. Congratulations. This looks phenomenal. I just had a couple of questions that I wanted you to help me out with. And some of this you touched on but with respect to the BSBN C&I portfolio, if you could just give a little bit more guidance as to where you all might be taking that? Certainly Howard did a good job in the last few years. But, you know, I guess there still is some. Is that going to be de-emphasized? Are we going to see any more bulk sales of non-performers? If you could comment on that?

And then the second thing is the cash election, obviously, you can elect stock or you can elect cash. If somebody elects all stock, or more importantly if everybody elects all stock, could theoretically this be 100 percent stock deal?

JOHN ZAWADZKI: Let me address your first question. And then I’ll ask Steve Covert to address your second.

LAURIE HUNSICKER: OK. And then I did have one more question from that.

JOHN ZAWADZKI: (INAUDIBLE). We do not anticipate any additional bulk sales at this point in time.

LAURIE HUNSICKER: OK.

JOHN ZAWADZKI: What we’re looking to do is really work with the portfolio. What we see here Lori is a real opportunity for growth. You know, the BSB organization has been entirely focused on — focusing their resources on cleaning up the loan portfolio. Once we address that issue, I think there’s a significant opportunity to use those same resources in the business development capacity.

We as well have been focused on, cleaning up our portfolio, we’ve got that underway and certainly have it completed. We started targeting loan growth in the Utica market as well. And on a combined basis with Syracuse we can be a very powerful group.

LAURIE HUNSICKER: And could you comment on the second part of my question?

STEVEN COVERT, CHIEF FINANCIAL OFFICER, PARTNERS TRUST: Yes, I’d be happy to. On the issue of cash stock allocation, this will be a 60 percent stock, 40 percent cash deal. So if everybody elected stock there would be an allocation methodology that would take place to...

LAURIE HUNSICKER: That would cut it back to 60 percent.

STEVEN COVERT: That’s correct.

LAURIE HUNSICKER: OK. And then just one more thing, if you could comment. I guess when is likely as far as the timing of the S-1? And then if you could just generally comment, I guess, on, and you touched on this a little bit but on the potential regulatory risk that BSBN is certainly twice the size of Partners Trust. Partners Trust is an MHC. And in terms of take out, I guess, do you see what I’m asking? If you could just comment on that.

In other words, are we likely to see any road blocks with respect to the fact that somebody might bring it up as did Partners Trust, in fact, sell out and they can’t. So if you could help us understand that. Thanks.

STEVEN COVERT: Yes, I’d be happy to. The timing of the filings we hope to be in to the SEC, end of February, early March timeframe which would keep us on track for that mid 2004 type closing date. As far as the regulatory approvals go, we do need the approval of the OTS, the New York State banking department, and the Fed.

We think that given the successful integration of the Herkimer transaction and the very good relationship that we have today, with the OTS, which will be the primary regulator going forward, that we’re going to be able to get them comfortable with the transaction.

LAURIE HUNSICKER: OK.

JOHN ZAWADZKI: Thanks, Lori.

STEPHEN MAHLER: Before we have our next question, I would like to remind everyone this is an open call and please ask you to mute your phones on your end if you are not going to be asking a question so we don’t have this clutter. Do we have another question?

LUCA IPOLITO, CHESAPEAKE PARTNERS: Yes, this is Luca Ipolito at Chesapeake Partners. Could you explain in a little more detail for the BSB holders the process of the second half of the demutulization?

STEVEN COVERT: Well the transaction essentially is a second step conversion simultaneous with the acquisition. So there will be an exchange ratio that’s based upon the appraisal done on the company. And as John indicated that information is not available to us today. That will determine the number of the shares that are issued in the offering, and the number of shares that the minority will get. The shares that the Binghamton holders will get, those electing stock, is set at 3.6 shares per share of stock issued in the transaction.

So it’s a fixed exchange ratio of 3.6 share of Partners Trust stock for each share of Binghamton stock.

LUCA IPOLITO: So what you’re saying is and bear with me, because I’m not too familiar with this kind of process. What you’re saying is the demutualization price will be set at 10 because that’s how they’re always done, never mind, you know, what the valuation is. But then the number of shares issued will vary. And therefore, we will get 3.6 fixed at 10 but what we don’t know is how many shares will be issued. And so therefore, what the book value and earnings per share will be?

STEVEN COVERT: That’s exactly right. Those are the variables.

LUCA IPOLITO: OK. And how, and again, I ask you to bear with me, because I’m not familiar with this process. How does the existing market price then not — converge — how does it relate to the price of issuance of new stock for the second step demutualization?

STEVEN COVERT: All I can say is the market is making some assumptions about where they believe this transaction will be completed. And really, we can’t comment on that. It will be entirely up to the appraiser and the OTS.

LUCA IPOLITO: OK. Thank you.

STEPHEN MAHLER: Thank you. Do we have another question?

WILSON SMITH, COHEN BROTHERS: Yes, good morning, gentlemen. This is Wilson Smith with Cohen Brothers.

STEPHEN MAHLER: Good morning.

WILSON SMITH: I came in to the call a little bit late. I’d just like to ask a couple of things. One is was anything said about Howard Sharp’s future role in the organization? He’s done a — did a wonderful job at BSBN.

JOHN ZAWADZKI: Howard has done a wonderful job. And Howard will be a continued — have a continuing role in the organization at a senior management level. He certainly will be very helpful to us in the transition and the integration process. And especially his knowledge of the Binghamton and Syracuse markets. We look forward to working with him.

WILSON SMITH: Great. And a follow up on the commercial lending question. Clearly, there’s been a tremendous amount of emphasis at BSB. But ...

STEPHEN MAHLER: I would again remind everyone to mute their phone so that we can hear the questions.

WILSON SMITH: It’s — given that they’ve been curtailing their commercial lending (INAUDIBLE) now, how much do you all have currently on funding? And what will be the structure of that going forward?

JOHN ZAWADZKI: I’m so sorry, but with the clutter, I could not hear the whole question. Could you just repeat it one more time.

WILSON SMITH: No problem. With the issues that BSB has had relating to commercial lending and de-emphasizing that over the past couple of years. You’ve done a wonderful job in terms of assessing the credit risk there and really trying to address that.

But your organization, it doesn’t appear at least from first blush, and if you’ll excuse me not being that familiar with your organization. It does not appear as though you have had the same focus on commercial lending. So where will the commercial lending be driven basically? And what type of commercial exposure are you looking to grow?

JOHN ZAWADZKI: OK. Thank you. We certainly have had a higher concentration of residential mortgages in our portfolio than has BSB. What we have been building here is a strong commercial team to start to maximize growth in that area.

We think we’re very well positioned to do that. And when we combine both portfolios, you’ll see that the residential exposure actually goes down. And there will be a greater focus on the C&I and CRE portfolios. We believe we have some significant people on our team that we’ve recruited over the last year, people from larger regional banks in the marketplace who have in market and good credit training, who will really lead that effort of both banks going forward.

When we put this together, we will have a very strong team from both banks serving this market.

WILSON SMITH: Thank you. Congratulations again on a wonderful transaction.

JOHN ZAWADZKI: Thank you very much.

STEPHEN MAHLER: Do we have another question?

SHARON HAAS, FITZ RATINGS: Yes, hi. This is Sharon Haas from Fitz Ratings. I have a question for you on the expected capitalization targets of this company going forward.

STEVEN COVERT: OK. We really can’t speak to the final level of capital because that is entirely dependent on the appraisal, what comes back from the appraiser and again OTS approval of that appraisal amount.

What we can say is that we have run the modeling on this transaction using a fairly wide range of valuations. And in all of those cases, we are a well capitalized company after completing the transaction.

SHARON HAAS: Do you have any target levels that you prefer to be at say a year down the road?

STEVEN COVERT: Yes, I think something around that well capitalized level of say eight percent is probably a reasonable target for us.

SHARON HAAS: OK. Thank you.

STEPHEN MAHLER: Do we have another question.

CHRIS ORSLECK, KBW: Yes, this is Chris Orsleck from KBW, good morning.

JOHN ZAWADZKI: Good morning.

STEVEN COVERT: Good morning.

CHRIST ORSLECK: Did you guys already touch on cost saves of the potential — of the transactions?

JOHN ZAWADZKI: We did. We modeled in 11-and-a-half percent or $6 million in the first full year of operation. Believing that is very achievable and hoping to do better.

CHRIST ORSLECK: Thank you.

STEPHEN MAHLER: And another question?

ROSS HABREMAN, HABREMAN BROTHERS: Yes, this is Ross Habreman from Habreman Brothers how are you gentlemen? Could you touch a little more on the revenue enhancements? What kind of products that either the people at BSB can push through your system or vice-versa over the first year or so?

JOHN ZAWADZKI: Two businesses that come right to mind would be a trust business, and a municipal deposit business. Both banks have these businesses. Putting them together gives us the size that makes it much more efficient to run them. And we believe that those are products that can easily be cross pollinated if you will.

We also have a very large residential mortgage portfolio at Partners in the Syracuse market. And so as a result, we have a lot of single service relationships. Now with the distribution franchise of 10 branches in the Syracuse market, we have a wonderful opportunity to cross sell those customers too. Those are some areas, we think, revenue enhancements will definitely play a role.

ROSS HABREMEN: OK. Thank you.

STEPHEN MAHLER: And another question?

CHARLIE HANNIGAN, POST STANDARD: Hi, this is Charlie Hannigan from the Post Standard.

STEPHEN MAHLER: Yes.

CHARLIE HANNIGAN: I have a questions concerning how many employees does each bank have. And whether you expect layoffs as a result of the combination?

STEVEN COVERT: Yes, SBU today has approximately 320 employees, and Binghamton has just shy of 600 employees. One of the very nice things about this transaction is that there is not much overlap to speak of in our locations. And we think that that’s going to result in a combined company that has a very high employment level.

CHARLIE HANNIGAN: Are you anticipating any lay offs at all?

JOHN ZAWADZKI: Well I think that being said, there certainly are some redundancies in the organization. And there certainly would be some job elimination. But we will do everything we can to minimize that. And believe, because there’s not a lot of overlap between the branches of the two organizations that it will be minimized.

So we can’t, at this point in time, speculate as to what the number would be.

CHARLIE HANNIGAN: Thank you very much.

STEPHEN MAHLER: And do we have another question?

EVAN ARGUN, LEHMAN BROTHERS: Yes, this is Evan Argun from Lehman Brothers. Could you clarify one last time the exchange ratio in the transaction? Is it going to be fixed at 3.6 until the closing of the deal? Or is it going to be determined by dividing 36 by whatever the combination conversion price might be?

STEVEN COVERT: No. It’s fixed at 3.6 times.

EVAN ARGUN: Thank you very much.

STEPHEN MAHLER: OK. Do we have any additional questions?

MIKE O’BRIEN, KBW ASSET MANAGEMENT: Mike O’Brien at KBW Asset Management.

STEPHEN MAHLER: Yes.

MIKE O’BRIEN: I’m not familiar with Partners Trust. It sounds like you guys have pretty extensive backgrounds. I was just wondering if you could talk a little bit more about your background previous to joining.

JOHN ZAWADZKI: My background is 30 years of commercial banking experience in upstate New York. I have worked for the Key Organization, HSBC, and Fleet as regional president for a period of 13 years. We have a CFO who has joined us, who has been in the banks with commercial bank experience as well and has been through the conversion process more than once. A Chief Credit Officer who used to run the commercial portfolio for HSBC in the Syracuse, Utica, and Watertown markets. And the head of our retail organization who was managing all of the distribution for Fleet in the Utica Herkimer area.

It’s a group that has significant level of commercial bank experience, and the — all of us are new within the last three years to this organization.

MIKE O’BRIEN: Thank you.

STEPHEN MAHLER: Any additional questions? Well thank you for your attention on the call. And we will have a replay number available for anyone that wants to listen to it afterward.

END